UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD/A
Specialized Disclosure Report

Magal Security Systems Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

0-21388
(Commission file number)

P.O. Box 70, Industrial Zone, Yehud 5621617, Israel
(Address of principal executive offices)

Ilan Ovadia, + 972-3-5391444
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Explanatory Note

We are filing this Amendment No. 1 on Form SD/A, or Amendment No. 1, to amend our Form SD for the reporting period from January 1 to December 31, 2015, as filed with the Securities and Exchange Commission on May 31, 2016, or the Original Filing. The sole purpose of this Amendment No. 1 is to correct a typographical error in Exhibit B (within Exhibit 1.01) which is being re-filed here. The change is reflected with a ~~cross through~~ within the exhibit.

No other changes have been made to the disclosure in, or the exhibits to, the Original Filing. The Original Filing and this Amendment No. 1 speak as of the Original Filing, and this Amendment No. 1 does not purport to amend, update or restate any other information in the Original Filing.

Item 1.01. Conflict Minerals Disclosure and Report

This Form SD/A  is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2015.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Magal Security Systems Ltd.

By:	/s/ Ilan Ovadia
Ilan Ovadia
Title:	Chief Financial Officer

August 25, 2016